Exhibit 99.1

SINOVAC REPORTS TOP-LINE PRELIMINARY RESULTS OF H1N1 VACCINE CLINICAL TRIALS

- Results Show Good Safety Profile and Immunogenicity -

BEIJING, Aug. 18 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Amex: SVA), a leading provider of vaccines in China, announced today positive top-line results from the completed clinical trial for its internally-developed H1N1 vaccine. The clinical data unblinding conference was held in Beijing on the afternoon of August 17, 2009. Notably, Sinovac is the first company worldwide to complete clinical trials for the H1N1 vaccine.

The analysis of the clinical trial results showed that the H1N1 vaccine developed by Sinovac induces good immunogenicity after one dose. The seropositive rate, seroconvertive rate and GMT increasing multiple have reached the international criteria for vaccines, which indicates that Sinovac's H1N1 vaccine has good immunogenicity and offers protection.

After receiving one shot of the vaccine, none of the volunteers participating in Sinovac's clinical trials exhibited any signs of severe adverse reactions. The adverse events were all mild and transient, with pain at the site of injection as the most common symptom. The total adverse event rate is similar to the seasonal influenza vaccine. These results demonstrated that the H1N1 vaccine has a good safety profile.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "As demonstrated in the clinical trial of our H1N1 vaccine, we can confirm the immunization schedule and dosage, which can provide the scientific reference to the state government to establish the inoculation strategy of H1N1 vaccine. Sinovac plans to complete the summary report as soon as possible and fully evaluate the safety and immunogenicity of the H1N1 vaccine. Thereafter, we intend to apply for the Production License for H1N1 vaccine in compliance with SFDA's regulations."

The clinical trials were initiated in the Huai Rou district, Beijing City on July 22, 2009, with the design of single center, randomization and double blindness. The inoculation was completed on August 15, 2009. A total of 1,614 participants over 3 years old received the H1N1 vaccine. Blood samples were collected from the participants on the vaccination date, 14 days post vaccination date and 21 days post vaccination date. The National Institute for the Control of Pharmaceutical and Biological Products (NICBPB), the central laboratory of China State Food and Drug Administration (SFDA), have completed the HI antibody tests on all blood samples.

This clinical trial was organized by China's Center for Disease Control (CDC), and undertaken by the Beijing CDC. The Ministry of Health (MOH) and the SFDA are continuing to closely monitor this clinical trial. Deputy Director General of MOH Disease Control Department Donglou Xiao, Director of SFDA Registration Section Wei Zhang, and other relevant experts visited the clinical site to inspect the clinical study.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza), Panflu(TM) (H5N1) and H1N1 vaccine. Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

   For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x9871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

   Investors:
     Amy Glynn/Sara Pellegrino
     The Ruth Group
     Tel:   +1-646-536-7023/7002
     Email: aglynn@theruthgroup.com
                spellegrino@theruthgroup.com

   Media
     Janine McCargo
     The Ruth Group
     Tel:   +1-656-536-7033